UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No     X

Lisbon, November 28th 2006

Reuters: EDPP.IN /EDP.N Bloomberg: EDP PL /EDP US

HIDROCANTÁBRICO, IBERDROLA AND UNIÓN FENOSA TRANSFERRED

THE 2005 TARIFF DEFICIT TO A BANKING CONSORTIUM

HIDROELÉCTRICA DEL CANTÁBRICO, S.A, IBERDROLA, S.A., and UNIÓN FENOSA GENERACIÓN, S.A. adjudicated to a banking consortium composed by Citibank International, Plc (Citigroup), JP Morgan Europe Limited (JP Morgan), Bilbao Bizcaia Kutxa (BBK) and Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja), the exclusive negotiation for the transfer of the right recognised in the Royal Decree 809/2006, of July 30, corresponding to the revenues deficit from the regulated activities regarding 2005 (2005 Tariff Deficit).

The total value of the right corresponding to the mentioned companies amounts to 2,055,013.44 million euros, pursuant to the Royal Decree 809/2006, of July 30, and according to the percentages established by the paragraph I.9 of the Annex I of the Royal Decree 2017/1997, of December 26 (Hidroeléctrica del Cantábrico, S. A.: 231,679.62 million euros, Iberdrola, S. A.: 1,334,063.05 million euros, and Unión Fenosa Generación, S. A.: 489,270.77 million euros).

The actual legislation establishes the recovery of the referred Tariff Deficit through its inclusion in the cost of the regulated electricity tariff, for a period of fourteen and a half years.

The formalization of the transfer to the mentioned entities should occur in December 2006.

INVESTOR RELATIONS DEPARTMENT
Miguel Viana, Head of IR Gonçalo Santos Pedro Rei Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha	EDP – Energias de Portugal, S.A.

Phone +351 210012834 Fax: +351 210012899

Email: ir@edp.pt Website: www.edp.pt

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital €3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer